UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number:  000-29106

KNIGHTSBRIDGE TANKERS LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Knightsbridge Tankers Limited (the "Company"), dated February 5, 2014, announcing the Company's fourth quarter results for 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE TANKERS LIMITED

By: /s/ Inger M. Klemp
Date: February 6, 2014	Name: Inger M. Klemp
Title: Chief Financial Officer

Knightsbridge Tankers Limited

HIGHLIGHTS

•
Knightsbridge reports net income of $3.0 million and earnings per share of $0.10 for the fourth quarter of 2013. Excluding the results from discontinued operations, the Company reports net income of $3.5 million and earnings per share of $0.123 for the fourth quarter.

•	Knightsbridge reports EBITDA from continuing operations of $7.0 million and EBITDA from continuing operations per share of $0.24 for the fourth quarter of 2013.

•	Knightsbridge announces a cash distribution of $0.175 per share for the fourth quarter of 2013.

•
Knightsbridge reports a net loss of $3.9 million and a loss per share of $0.15 for the year ended December 31, 2013. Excluding the results from discontinued operations, the Company reports net income of $3.5 million and earnings per share of $0.14 for the year ended December 31, 2013.

FOURTH QUARTER 2013 AND FULL YEAR RESULTS

The Company reports net income from continuing operations (i.e. the Capesize vessels) of $3.5 million and earnings per share from continuing operations of $0.12 for the fourth quarter compared with net income from continuing operations of $1.1 million and earnings per share from continuing operations of $0.04 for the preceding quarter. The Company received $0.8 million in December from Sanko with respect to unpaid charter hire and claims of the Battersea and recorded this as time charter revenue. The average daily time charter equivalent ("TCE") earned by the Capesize vessels in the fourth quarter was $28,600 compared with $21,000 in the preceding quarter. In February 2014, the Company has an average cash breakeven rate for its Capesize vessels of $10,800 per vessel per day for the remaining period of Q1 2014.

The results of the VLCCs have been recorded as discontinued operations in accordance with U.S. generally accepted accounting principles. The Company reports a net loss from discontinued operations of $0.5 million and a loss per share from discontinued operations of $0.02 for the fourth quarter compared with a net loss from discontinued operations of $0.1 million and a loss per share from discontinued operations of $0.004 for the preceding quarter.

Cash and cash equivalents increased by $40.9 million in the fourth quarter. The Company generated cash from operating activities of $6.2 million, raised $51.1 million (net) from the issuance of shares, paid newbuilding installments of $11.1 million and paid $5.3 million to shareholders.

For the year ended December 31, 2013, the Company reports net income from continuing operations of $3.5 million and earnings per share from continuing operations of $0.14 compared with net income from continuing operations of $5.9 million and net income per share from continuing operations of $0.24 in the year ended December 31, 2012. The average daily TCE earned by the Capesize vessels in the year ended December 31, 2013 is $21,100 compared with $22,500 in the year ended December 31, 2012.

THE DRY BULK MARKET

Over the last three years, the focus has been on the supply side of the dry bulk industry. Overcapacity has caused great concerns with an official order book representing approximately 50 percent of the total fleet at the beginning of 2011. The order book has gradually been reduced and by the end of 2013, it is estimated to be approximately 17 percent of the existing fleet albeit a much bigger fleet than three years ago.

In 2013, approximately 60 million dwt was delivered and approximately 22 million dwt of the dry bulk fleet was removed. Consequently, net fleet growth ended at seven percent which was considerably lower than in the three previous years.

For many years, except 2009, the dry bulk market has not had a demand problem. In 2013, total demand growth was approximately 6 percent in volume but taking into account other factors such as sailing distances and congestion, the demand growth measured in tone miles was approximately 8 percent. The difference between the first part of last year and the second half was significant and for the first time since 2007, utilization of the dry bulk fleet turned in favor of owners towards the end of 2013.

Spot earnings for Capesize vessels in particular experienced strong volatility last year. The low point was in April when a Cape earned approximately $4,200 per day, while the same vessel earned $42,200 per day at the end of September. Average earnings in 2013 were $14,700 while the average earnings for the fourth quarter of 2013 were $27,500 per day.

The "China story" remained intact in 2013 and China accounted for 83 percent of the global demand growth of 200 million tons. Last year, China imported a total of 1,500 million tons of dry bulk commodities, compared to 750 million tons in 2008. This represents approximately 35 percent of global dry bulk trade measured in volume and more than 40 percent in ton miles

In 2013, there was strong growth in both iron ore and coal imports to China. Iron ore increased by 10 percent to reach 820 million tons while coal increased by 17 percent to 275 million tons. It is also worth mentioning that bauxite and nickel ore increased by 60 percent and 22 percent respectively, but obviously at smaller volumes.

India's newly commissioned coal fired power plants and improved port infrastructure are resulting in higher coal imports to the country. In 2013, India imported 164 million tons of coal which is almost 10 percent growth year on year.

Expectations for a higher utilization of the dry bulk fleet are high among many analysts and owners. Consequently, ordering of new capacity was quite brisk in the second half of 2013, leading to higher new building prices. From a low in the first quarter of last year, prices rose by approximately 15 percent on average. Asset prices for second hand vessels, in particular Capes, witnessed even stronger gains. The value of a second hand Cape increased by more than 25 percent last year.

THE FLEET

The Company's sailing fleet consists of four Capesize bulk carriers. The Battersea is employed in the spot market. Golden Zhejiang and Golden Future are employed on index related time charter contracts. The Belgravia is on a time charter contract with estimated expiry in the third quarter this year.

The Company's newbuilding program consists of four Capesize bulk carriers with estimated delivery in 2015.

CORPORATE

30,472,061 ordinary shares were outstanding as of December 31, 2013, and the weighted average number of shares outstanding for the quarter was 29,037,278.

The Board has decided to declare a cash distribution of $0.175 per share. The record date is February 19, 2014, the ex cash distribution date is February 14, 2014 and the cash distribution will be paid on or around March 6, 2014.

OUTLOOK

Knightsbridge remains well positioned in the market place with its modern bulk fleet and financial flexibility. The Board believes that the Company will benefit from its current Capesize play. The Capesize vessels are mainly carrying coal and iron ore and the demand for freight is expected to increase for these commodities. The recent spike in freight rates is a sign of an improved balance in the dry bulk market and the Company expects that supply/demand  balance will improve further going forward.

FORWARD LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge Tankers Limited and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including, without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the Commission.

The Board of Directors
Knightsbridge Tankers Limited
Hamilton, Bermuda
February 4, 2014

Questions should be directed to:

Contact:	Ola Lorentzon: Chairman, Knightsbridge Tankers Limited
+ 46 703 998886

Inger M. Klemp: Chief Financial Officer, Knightsbridge Tankers Limited
+47 23 11 40 76

KNIGHTSBRIDGE TANKERS LIMITED
FOURTH QUARTER REPORT (UNAUDITED)

2012 Oct-Dec	2013 Oct-Dec	INCOME STATEMENT (in thousands of $)	2013 Jan-Dec	2012 Jan-Dec

8,608	13,467	Operating revenues	37,546	37,315

		Operating expenses
240	2,925	Voyage expenses	6,809	4,323
2,072	2,043	Ship operating expenses	7,897	7,608
1,206	1,508	Administrative expenses	4,937	4,259
2,795	2,793	Depreciation	11,079	11,117
6,313	9,269	Total operating expenses	30,722	27,307
2,295	4,198	Net operating income	6,824	10,008
		Other income (expenses)
49	6	Interest income	41	106
(924)	(592)	Interest expense	(2,827)	(3,765)
(122)	(129)	Other financial items	(508)	(467)
(997)	(715)	Total other expenses	(3,294)	(4,126)
1,298	3,483	Net income from continuing operations	3,530	5,882
(1,574)	(472)	Net loss from discontinued operations	(7,433)	(59,311)
(276)	3,011	Net (loss) income	(3,903)	(53,429)

0.05	0.12	Basic earnings per share from continuing operations ($)	0.14	0.24
(0.06)	(0.02)	Basic loss per share from discontinued operations ($)	(0.29)	(2.43)
(0.01)	0.10	Basic (loss) earnings per share ($)	(0.15)	(2.19)

		Income on timecharter basis ($ per day per vessel)*
$22,700	$28,600	Capesize	$21,100	$22,500
		* Calender days less off-hire after deduction of broker commission

Note: EBITDA from continuing operations is defined as earnings from continuing operations before interest, taxes, depreciation and amortization of deferred charges. EBITDA from continuing operations in Q4 is calculated as $6,980,000 based on net income from continuing operations ($3,483,000), depreciation ($2,793,000), net interest expense ($586,000) and amortization of deferred charges ($118,000).

KNIGHTSBRIDGE TANKERS LIMITED
FOURTH QUARTER REPORT (UNAUDITED)

BALANCE SHEET (in thousands of $)	2013 Dec 31	2012 Dec 31

ASSETS
Short term
Cash and cash equivalents	98,250	79,259
Other current assets	6,491	6,590
Long term
Restricted cash	15,000	15,000
Vessels, net	262,747	273,826
Newbuildings	26,706	-
Vessel held for sale	-	21,523
Deferred charges	664	1,222

Total assets	409,858	397,420

LIABILITIES AND EQUITY
Short term
Current portion of long-term debt	-	4,700
Other current liabilities	7,417	6,798
Long term
Long-term debt	95,000	106,978
Other long term liabilities	-	1,250
Equity	307,441	277,694
Total liabilities and equity	409,858	397,420

KNIGHTSBRIDGE TANKERS LIMITED
FOURTH QUARTER REPORT (UNAUDITED)

2012 Oct-Dec	2013 Oct-Dec	STATEMENT OF CASHFLOWS (in thousands of $)	2013 Jan-Dec	2012 Jan-Dec

		OPERATING ACTIVITIES
(276)	3,011	Net (loss) income	(3,903)	(53,429)
		Adjustments to reconcile net (loss) income to net cash provided by operating activities;
3,805	2,911	Depreciation and amortization	11,637	21,364
409	-	Net (gain) loss on sale of vessels	(254)	13,088
-	-	Impairment loss on vessels	5,342	41,597
-	-	Amortization of time charter contract	-	2,303
287	147	Restricted stock unit expense	919	906
(352)	226	Provision for doubtful accounts	226	10,155
(1,969)	(105)	Change in operating assets and liabilities	(1,654)	815
1,904	6,190	Net cash provided by operating activities	12,313	36,799

		INVESTING ACTIVITIES
-	(11,116)	Additions to newbuildings	(26,706)	-
40,281	-	Proceeds from the sale of assets	17,075	66,993
40,281	(11,116)	Net cash (used in) provided by investing activities	(9,631)	66,993

		FINANCING ACTIVITIES
(26,166)	-	Repayment of long-term debt	(16,678)	(42,062)
-	51,167	Net proceeds from share issuance	51,167	-
(4,277)	(5,331)	Distributions to shareholders	(18,180)	(29,319)
(30,443)	45,836	Net cash provided by (used in) financing activities	16,309	(71,381)

11,742	40,910	Net increase in cash and cash equivalents	18,991	32,411
67,517	57,340	Cash and cash equivalents at start of period	79,259	46,848
79,259	98,250	Cash and cash equivalents at end of period	98,250	79,259

KNIGHTSBRIDGE TANKERS LIMITED
FOURTH QUARTER REPORT (UNAUDITED)

STATEMENT OF CHANGES IN EQUITY (in thousands of $)	2013 Jan-Dec	2012 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	24,437,000	24,425,699
Shares issued	6,035,061	11,301
Balance at end of period	30,472,061	24,437,000

SHARE CAPITAL
Balance at beginning of period	244	244
Shares issued	61	-
Balance at end of period	305	244

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	131,766	131,256
Shares issued	51,106	-
Restricted stock unit expense	663	510
Balance at end of period	183,535	131,766

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning of period	149,700	179,019
Distributions to shareholders	(18,180)	(29,319)
Balance at end of period	131,520	149,700

RETAINED (DEFICIT) EARNINGS
Balance at beginning of period	(4,016)	49,413
Net loss	(3,903)	(53,429)
Balance at end of period	(7,919)	(4,016)
Total Equity	307,441	277,694